Exhibit 99.1

PRESS RELEASE Regulated information Thursday 13 April 2023 – 08:00 CET

EURONAV PUBLISHES ITS ANNUAL REPORT AND FILES FORM 20-F FOR THE YEAR ENDED 31 DECEMBER 2022

ANTWERP, Belgium, 13 April 2023—Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) published its annual report in accordance with Belgian law for the year ended on 31 December 2022 on the Company’s website (www.euronav.com) in the “Investors” section under “Company news & reports”.

Furthermore, Euronav’s annual report on Form 20-F for the year ended 31 December 2022 was filed on Wednesday 12 April 2023 m with the U.S. Securities and Exchange Commission. The annual report on Form 20-F is available to download from Euronav’s website (www.euronav.com) in the “Investors” section under “SEC Filings”. Printed copies of the complete audited financial statements contained in the annual report on Form 20-F can be requested free of charge from the Company at its registered office De Gerlachekaai 20, 2000 Antwerp, Belgium or via e-mail at IR@euronav.com or by telephone +32-3-247-44-11.

*

* *

Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement of Q1 2023 results: Thursday 11 May 2022

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with further one under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

PRESS RELEASE Regulated information Thursday 13 April 2023 – 08:00 CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.